SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
           TO   240.13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  240.13D-2(A)


                               NOVAGEN SOLAR INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   66988G101
                                 (CUSIP Number)

                               Novagen Solar Inc.
                               Attn: Thomas Mills
                          1440-3044 Bloor Street West
                              Toronto, ON  M8X 2Y8
                                 (647) 628-5375
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 4, 2010
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.  [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

1     NAME OF REPORTING PERSONS:                         Fahrinsland Capital LLC

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                        WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                               [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               Nevada

NUMBER OF SHARES       7     SOLE VOTING POWER                        15,738,800

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   15,738,800

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   15,738,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  36.0%

14     TYPE OF REPORTING PERSON*                                              OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

1     NAME OF REPORTING PERSONS:                                     Lavinia Tom

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):            N/A

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [    ]

                                                                      (b) [    ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*                                                       N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2(e)                                                               [   ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION:                               Canada

NUMBER OF SHARES       7     SOLE VOTING POWER                        15,738,800

BENEFICIALLY OWNED BY  8     SHARED VOTING POWER                               0

EACH REPORTING         9     SOLE DISPOSITIVE POWER                   15,738,800

PERSON WITH            10    SHARED DISPOSITIVE POWER                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   15,738,800

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  36.0%

14     TYPE OF REPORTING PERSON*                                              IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

Novagen Solar Inc., (the "Issuer") entered into a Shares For Debt Agreement with Fahrinsland Capital LLC ("Fahrinsland") dated as of August 4, 2010, pursuant to which Fahrinsland received 15,138,800 shares of the Issuer's common stock (the "Shares") in full and final setttlement of a debt in the amount $151,388 owing to Fahrinsland for services provided to and disbursements incurred on behalf of the Issuer.

This Schedule 13D (this "Schedule 13D") is being filed by Fahrinsland to disclose its beneficial ownership of 36.0% of the Issuer's outstanding Common Stock.

ITEM 1.     SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.0001 ("Common Stock") of Novagen Solar Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1440-3044 Bloor Street West, Toronto, ON M8X 2Y8.

ITEM 2.     IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Fahrinsland Capital LLC, a Nevada limited liability company formed for the purpose of acquiring and holding investments ("Fahrinsland"); and Lavinia Tom, the manager and sole member of Fahrinsland Capital LLC. (collectively, the "Reporting Persons").

The principal business address of both Fahrinsland and Lavinia Tom is 2325 Hurontario Street, Suite 204, Mississauga, ON L5A 4C7. Lavinia Tom is a Canadian citizen.

During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding, nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds disbursed by Fahrinsland on behalf of the Issuer came from Fahrinsland's working capital. The Reporting Persons did not borrow any funds to acquire any of the securities.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Persons acquired the Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Company.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time engage in discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons' investment in the Shares, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

As of August 12, 2010, the Reporting Persons beneficially owned 15,738,800 Shares, constituting 36.0% of the Issuer's outstanding common stock, based on 43,675,900 issued and outstanding shares of Common Stock as of August 9, 2010, as reported in the Issuer's amended Current Report on Form 8-K that was filed with the Securities and Exchange Commission on August 9, 2010.

The Reporting Persons have the sole power to vote or dispose of all of the Shares.

In the sixty days prior to August 12, 2010, the Reporting Persons did not engage in any transactions involving the Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Shares for Debt Agreement attached as Exhibit 99.1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Shares For Debt Agreement dated August 4, 2010 between Novagen Solar Inc. and Thomas Mills, incorporated by reference from Exhibit 99.3 to the Issuer's Current Report on Form 8-K, filed August 9, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  August 12, 2010

                                                         Fahrinsland Capital LLC


                                                         /s/ Lavinia Tom
                                                         Lavinia Tom
                                                         Managing Member


                                                         /s/ Lavinia Tom
                                                         Lavinia Tom